2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

January 12, 2015

BY EDGAR AND COURIER

Ms. Maryse Mills-Apenteng

Mr. Ivan Griswold

Mr. Craig D. Wilson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Inovalon Holdings, Inc.
Registration Statement on Form S-1
Filed December 30, 2014
File No. 333-201321

Dear Ms. Mills-Apenteng, Mr. Griswold and Mr. Wilson:

This letter is submitted on behalf of Inovalon Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 9, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, which was filed with the Commission on December 30, 2014 (the “Initial Filing”).  The Company is concurrently filing on EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the “Amended Filing”), which includes changes to the Initial Filing in response to the Staff’s comments.  We have enclosed with this letter marked copies of the Amended Filing, which reflect all changes to the Initial Filing.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Initial Filing and page references in the responses below refer to the Amended Filing.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Filing.

Summary, page 1

1.                                      We note that you have added a definition of “capitated payment programs” that uses industry jargon such as “shared risk arrangements,” “disease burden,” and “utilization efficiency,” terms not likely to be readily understood by persons not already familiar with your industry.  Please note that the disclosure in the summary section should be written using plain English principles and should avoid defined terms to the extent possible.  Please revise to provide a succinct description of “capitated payment programs” that avoids the use of industry jargon.  This comment also applies to your definition of the term “analytical process” beginning on page 17.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 17 of the prospectus.

Notes to Consolidated Financial Statements

Note 10. Stockholders’ Equity (Deficit), page F-27

2.                                      We refer to your response to prior comment 8.  Please provide us with complete copies of the valuations prepared by your independent third party valuation firm for the periods ended June 30, 2014 and September 30, 2014.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and has supplementally provided the Staff, under separate cover, complete copies of the valuations prepared by its independent third party valuation firm for the periods ended June 30, 2014 and September 30, 2014.

3.                                      We refer to your response to prior comment 8.  With regard to the unsolicited offer to sell shares for $31.00 in June 2014 we note that you consider the repurchase to be an arms-length transaction.  Please tell us how you determined that the repurchase should be considered an arms-length transaction and the authoritative accounting literature you relied upon for that determination.

Response to Comment No. 3

The Company respectfully advises the Staff that the Company relied upon various parts of accounting literature in order to determine that the unsolicited offer by a stockholder, who was neither an employee nor member of the Company’s Board of Directors, to sell shares back to the Company for $31.00 per share in June 2014 represented an arm’s length transaction, or a transaction in which unrelated buyers and sellers act independently and in their own self interests.

The Company relied on the “fair value” definition contained in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 505-30-20, Equity — Treasury Stock, which defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Further, ASC 505-30-20 defines the term “market participants” as (emphasis added in bold):

Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a. They are independent of each other, that is, they are not related parties, although the price in a related-party transaction may be used as an input to a fair value measurement if the reporting entity has evidence that the transaction was entered into at market terms;

b. They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary;

c. They are able to enter into a transaction for the asset or liability; and

d. They are willing to enter into a transaction for the asset or liability, that is, they are motivated but not forced or otherwise compelled to do so.

In addition, the Company relied upon the “related party” definition contained in FASB ASC 850-10-50, Related Party Disclosures, which contains the disclosure requirements for related party relationships and transactions. The FASB ASC glossary defines related parties as:

a. Affiliates of the entity;

b. Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825—10—15, to be accounted for by the equity method by the investing entity;

c. Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management;

d. Principal owners of the entity and members of their immediate families;

e. Management of the entity and members of their immediate families;

f. Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; or

g. Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Finally, the Company relied upon the guidance set forth in Section 2.11 of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”) (emphasis added in bold):

In the context of financial transactions, GAAP uses a “hierarchy” to measure fair value that is based on the quality of evidence supporting the fair value measurement. Quoted market prices in active markets are the best evidence of fair value of a security and should be used as the basis for the measurement, if available. If quoted market prices are not available, the estimate of fair value should be based on the best information available, including prices for similar securities and the results of using other valuation techniques. Securities of privately held enterprises, by definition, are not traded in public markets and, therefore, quoted prices are not available. However, privately held enterprises may sometimes engage in arm’s-length cash transactions with unrelated parties for issuances of their equity securities, and the cash exchanged in such a transaction is, under certain conditions, an observable price that serves the same purpose as a quoted market price. Those conditions are (a) the equity securities in the transaction are the same securities as those for which the fair value determination is being made, and (b) the transaction is a current transaction between willing parties, that is, other than in a forced or liquidation sale and other than under terms or conditions arising from a previous transaction (an example of such a previous transaction is an exercise of employee stock options at a fixed, previously determined price).

Although, the bolded language in the Practice Aid refers to the price at which an unrelated party would purchase securities issued by the Company, the Company believes the policy underlying the guidance in the Practice Aid is appropriately analogous to transactions in which an unrelated party sells securities to the Company at a price suggested by the seller on an unsolicited basis.

The individual stockholder who presented the Company with an unsolicited offer to repurchase shares was: (a) not a related party as defined by the FASB ASC glossary, (b) a family wealth office represented by an investor advisor, (c) a long-time stockholder (dating back approximately ten years) who regularly received the Company’s complete quarterly and annual financial information and audited financial statements, thus providing this stockholder and the investor advisor a reasonable understanding about the Company, (d) owned approximately 1% of the outstanding shares, all of which were sold to the Company in the stock repurchase for a single cash payment of $9.1 million, (e) was able to enter into the sales transaction of these shares, and (f) was not forced or otherwise compelled by the Company to sell these shares, rather this unrelated stockholder presented an unsolicited offer to sell these shares at $31.00 per share to the Company.

Accordingly, consistent with the authoritative definitions outlined above and the Practice Aid, the Company concluded that the unsolicited offer in June 2014 by a stockholder that was not a related party represented an agreement made by two parties freely and independently of each other, and without a special relationship, and therefore, represented an arms-length transaction to repurchase the shares of the Company’s common stock.

4.                                      We note from your response to comment 8 that you held preliminary discussions with potential underwriters in July 2014.  Please tell us when internal discussions regarding a potential IPO commenced and the positions of those who were party to these internal discussions.

Response to Comment No. 4

In response to the Staff’s comment, the Company respectfully advises the Staff that, periodically since approximately 2008, the Company’s Board of Directors informally discussed a variety of strategic alternatives and opportunities available to the Company, including a variety of transactions and capital raising opportunities.  At times, these discussions included consideration of a potential future initial public offering.  In many cases, these discussions regarding strategic alternatives and opportunities were merely held in connection with long-term strategic planning discussions while, in other cases, these discussions took place as a result of overtures by other companies regarding potential strategic transactions.  Prior to 2014, neither management nor the Board of Directors undertook, or authorized anyone else to undertake, an evaluation or pursuit of an initial public offering.

Many privately held big data and technology companies are owned by private equity firms or otherwise require capital very early in their life cycles and are therefore continually focused on a potential initial public offering.  Unlike these companies, the Company has not had to continually focus on an initial public offering and, as described below, only began seriously considering a potential initial public offering in 2014.  Substantially all of the Company was and continues to be owned by management of the Company and the Company’s employees and not by private equity firms or others that typically seek liquidity in the near term.  In addition, the Company is different than many other privately owned big data and technology companies exploring initial public offerings because the Company has been profitable and growing for many years and historically has accomplished this profitability without debt financing.  As a result of these factors, the historical discussions among the Board of Directors regarding a potential initial public offering were never considered urgent nor more than ordinary course Board oversight and strategic planning.

In early January of 2014, the Company’s prior Chief Financial Officer left the Company to pursue other opportunities and, shortly thereafter, the Company began a search for a new Chief Financial Officer.  In connection with the search for a new Chief Financial Officer and an annual strategic review by the Company’s Board of Directors, in early January of 2014 the Board of Directors directed management to pursue the evaluation and readiness of the Company with respect to a number of strategic opportunities, among them a potential initial public offering and to focus the search for

a Chief Financial Officer on candidates with public company experience.   In March 2014, Mr. Kloster was hired by the Company as its new Chief Financial Officer.  While the Company’s accounting and finance team was otherwise intact during this period, the Board of Directors of the Company did not consider the possibility of an initial public offering during its search for a new Chief Financial Officer.  Beginning in April 2014 after the retention of Mr. Kloster, the Company’s Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Chief Innovation Officer began very preliminary internal discussions regarding possible preparation for an initial public offering, including the impact on the financial reporting timeline of the Company for a 2015 initial public offering.    After these preliminary internal discussions and evaluation, the Company’s Chief Executive Officer determined to further pursue the viability of an initial public offering in late June of 2014.  On July 7, 2014, the Company initiated a process of inviting in writing seven investment banks to pitch to be underwriters for the initial public offering.  As previously mentioned in response to prior Comment No. 8, these meetings took place between June 17 and July 23 of 2014.  The Company ultimately gave a mandate to only five of the seven investment banks interviewed.  The Company did not formally engage counsel for the initial public offering until August 2014, the organizational meeting for the initial public offering took place in early September 2014, and the first drafting session related to the initial public offering was held in mid-September 2014.

5.                                      We note that the weightings assigned to each of the Market Approach and Income Approach changed significantly from the June 30 to September 30 valuations.  Please tell us the basis for the magnitude and the direction of the proportionate change in each of the Approach’s weightings.

Response to Comment No. 5

As disclosed on page 75 of the prospectus, the following table sets forth the weighting assumptions included in the Company’s common stock valuation reports at June 30, 2014 and September 30, 2014, which were prepared by an independent third party valuation firm:

	June 30, 2014		September 30, 2014
Valuation Scenario	Weighting	Weighting	Weighting	Weighting
IPO Scenario	0%		50%
Non-IPO Scenario	100%		50%
Market Approach		45%		80%
Income Approach		55%		20%

IPO Scenario and Non-IPO Scenario Weighting Considerations

As noted in our response to Comment No. 8 of the Staff’s letter dated December 24, 2014, the September 30, 2014 valuation utilized the Hybrid Method, as outlined in the Practice Aid, which introduced an IPO Scenario that assumed the Company would achieve an initial public offering and a Non-IPO Scenario, which assumed the Company would remain a private company.

The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain.  The Hybrid Method considers a company’s going concern nature, stage of development, and the company’s ability to forecast near and long-term future liquidity scenarios.  The Hybrid Method was utilized to determine the fair value of the Company’s common stock at September 30, 2014 because the valuation assumed an initial public offering could occur given the fact that the Company held preliminary discussions with potential underwriters regarding an IPO in July 2014, the Company held a formal organizational meeting relating to an IPO in September 2014, and the Company made significant progress in its IPO efforts in September 2014.  Based on these factors, a 50% weighting was deemed appropriate to apply to the IPO Scenario and a 50% weighting was applied to the Non-IPO Scenario.

Notwithstanding the timeline described in the response to Comment No. 4 above, because the Company did not receive any information about the viability of an initial public offering from investment bankers until the July 17 through July 23, 2014 investment banker presentations described in the response to Comment No. 4 above and, further, did not provide a mandate to investment bankers until August 2014 with respect to the Company’s IPO, the Hybrid Method was not utilized in the June 30, 2014 valuation because the Company could not reasonably estimate the form and timing of a potential liquidity event.  Accordingly, an IPO Scenario was not present in the valuation report that determined the fair value of the Company’s common stock at June 30, 2014, which was prepared by an independent third party valuation firm.  Based on these factors, the June 30, 2014 valuation included a 100% weighting to a Non-IPO Scenario and a 0% weighting to an IPO Scenario.

Market Approach and Income Approach Weighting Considerations

The June 30, 2014 valuation report included a 55% weighting to the Income Approach and a 45% weighting to the Market Approach.  In determining this weighting, management considered the fact that the Market Approach relied significantly on trailing and near term financial performance to drive trading multiples while the Income Approach applied enhanced value for future projections and growth.  Given the Company’s future growth expectations and the fact that, at June 30, 2014, the Company had not committed to an initial public offering, management believed it was appropriate to apply a relatively equal weighting to the Market Approach and Income Approach.

The September 30, 2014 valuation report included a 20% weighting (or 10% after giving effect to the 50% Non-IPO Scenario weighting) to the Income Approach and an 80% weighting to the Market Approach (or 40% after giving effect to the 50% Non-IPO Scenario weighting).  Given the insight gained from the IPO process between July and September, the Company became aware that the public markets would determine the Company’s value based primarily upon trailing or near term financial performance metric multiples of peer group companies, as compared to an Income Approach which utilizes a forward looking discounted cash flow approach.  Therefore, it was deemed appropriate  to allocate a heavier weighting to the Market Approach than to the Income Approach.

* * * *

The Company respectfully believes that the proposed modifications to the Initial Filing made in the Amended Filing, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	Keith R. Dunleavy, M.D.
Inovalon Holdings, Inc.
John H. Chory
Latham & Watkins LLP
Rachel W. Sheridan
Latham & Watkins LLP
Spencer D. Klein
Morrison & Foerster LLP
Justin R. Salon
Morrison & Foerster LLP